SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

27 September 2012

SALE OF STAKE IN SRI LANKAN JOINT VENTURE

Aviva plc ("Aviva") announces that it has agreed to sell its controlling 58.44% interest in Aviva NDB Holdings Lanka (Private) Limited ("Aviva NDB") to American International Assurance Company, Limited, a subsidiary of AIA Group Limited, for a consideration of £31 million payable in cash.

Aviva NDB is a joint venture between Aviva Asia Holdings Private Limited and Sri Lanka's leading financial group NDB Bank ("NDB").

John McFarlane, chairman of Aviva plc, said: "The sale of our stake in Aviva NDB is an example of further progress towards narrowing the group's focus, as we concentrate on fewer business segments where we can produce attractive returns with a high probability of success."

Aviva has had a majority shareholding in Aviva NDB, formerly Eagle Insurance, since 2006. Aviva NDB has been a pioneer in insurance distribution in Sri Lanka, having been the first insurer there to establish bancassurance distribution and introduce 'wealth planners' as part of its service.

Simon Machell, CEO, higher growth markets, added: "The sale price reflects the relative success and growth of the Aviva NDB business. We're pleased to be selling this business to a strong and committed player in AIA Group, who is well positioned to take the business forward."

The sale is subject to regulatory approval and is expected to close before the end of 2012.
-Ends-

Enquiries:

Media:

Sue Winston                                                                           +44 (0)20 7662 8221
Conor McClafferty, Finsbury                                               +44 (0)20 7251 3801
Analysts:

Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Notes to editors:

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 September, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary